UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Mark One

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 001-16577

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Flagstar Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

5151 Corporate Drive
Troy, MI 48098

Note: All other schedules required by Section 2520.103-10 of The Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Flagstar Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Flagstar Bank 401(k) Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of Flagstar Bank 401(k) Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Southfield, Michigan

June 24, 2015

Flagstar Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value
Flagstar Bancorp, Inc. common stock	$5,127,005	$6,605,720
Mutual funds	112,180,810	111,055,639
Money market funds	4,844,267	5,428,472
Interest-bearing cash	350,149	452,023
Common collective trust fund	1,219,573	956,074
Total investments, at fair value	123,721,804	124,497,928
Receivables
Notes receivable from participants	3,580,118	3,436,767
Company contributions	487,201	487,679
Participant contributions	47	2,163
Other	28,367	16
Total receivables	4,095,733	3,926,625
Total assets	127,817,537	128,424,553
Liabilities
Refundable contributions	187,700	65,461
Benefits payable	863	—
Total liabilities	188,563	65,461
Net assets available for benefits at fair value	127,628,974	128,359,092
Adjustment from fair value to contract value for interest in common collective trust fund relating to fully benefit — responsive investment contracts	(17,826)	(14,411)
Net assets available for benefits	$127,611,148	$128,344,681

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013
Income:
Net realized and unrealized (depreciation) appreciation in fair value of investments	$(944,341)	$18,369,448
Interest	802	1,610
Dividends	8,277,907	4,245,587
Total investment income	7,334,368	22,616,645
Interest income on notes receivable from participants	141,049	134,607
Contributions:
Participant	11,680,635	13,033,015
Company	1,595,915	2,743,513
Rollovers	1,381,555	1,358,042
Total contributions	14,658,105	17,134,570
Litigation settlement	1,999,972	—
Total additions	24,133,494	39,885,822
Deductions:
Participant benefits paid /deemed distributions	24,821,449	12,627,584
Administrative fees	45,578	67,384
Total deductions	24,867,027	12,694,968
Net (decrease) increase in assets available for benefits	(733,533)	27,190,854
Net assets available for benefits:
Beginning of year	128,344,681	101,153,827
End of year	$127,611,148	$128,344,681

The accompanying notes are an integral part of these statements.

Flagstar Bank 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 1 — Description of Plan

The following description of the Flagstar Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all employees of Flagstar Bancorp, Inc. (the "Company") who have met the service eligibility requirements, as defined in the Plan document.

Contributions

As defined in the plan document, eligible employees may contribute up to 60 percent of their eligible compensation to the Plan in 2014 and 2013, not to exceed the annual Internal Revenue Service ("IRS") dollar limitation of $17,500 for both 2014 and 2013. Participants who are age 50 or over at the end of the calendar year, were also able to make additional contributions of up to $5,500 in both the years ending December 31, 2014 and 2013, the annual IRS dollar limit on "catch-up" contributions. Certain participants were also able to contribute amounts representing rollover contributions from other qualified defined benefit or defined contribution plans. The Plan includes a non-discretionary matching contribution in an amount equal to 50 percent of qualified earnings contributed by the participant to the Plan, subject to a maximum of three percent of a participant's eligible compensation contributed to the Plan. The Company made $1,595,915 and $2,743,513 of non-discretionary matching contributions to the Plan in 2014 and 2013, respectively. The Company may also make discretionary contributions to the Plan. No discretionary contributions were made in 2014 and 2013. All contributions are invested in accordance with the participant’s directive.

Vesting

Participants are immediately vested in their voluntary contributions and related earnings. Vesting in the Company contributions and related earnings is based on a five-year graded vesting schedule. A participant is credited with 20 percent of the Company contributions each year they are employed by the Company until they become 100 percent vested in Company contributions after five years of credited service.

Participant accounts

Individual accounts are maintained for each of the Plan’s participants. Each participant’s account is credited with the participant’s contributions, the Company contributions made on the participant’s behalf and an allocation of the Plan's earnings based on the participant’s share of net earnings or losses of their respective elected investment options. A participant is entitled to the benefit in the participant’s vested account.

Notes receivable from participants

Notes receivable from participants ("loans") are permitted by the Plan. Participants may borrow a minimum of $1,000 up to the lesser of $50,000 or 50 percent of the participant’s vested account balance, reduced by the highest outstanding loan balance in the preceding 12 months. Loans are repaid in level payments through after-tax payroll deductions over a five-year period, or up to 10 years for the purchase of a primary residence. The loans are collateralized by up to 50 percent of a participant’s vested account balance and bear interest at rates ranging from 4.25 percent to 9.25 percent, as determined by the plan administrator at the date of issuance of the loan. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while they have an outstanding loan balance. Loans are classified as notes receivable from participants, segregated from plan investments and recorded at unpaid principal balance plus any accrued but unpaid interest. Upon default, termination of employment or death, loans must be repaid or rolled over within 60 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

Investment options

Upon enrollment in the Plan, a participant may direct contributions in one percent increments in any of the available investment options. Participants may change their designation daily.

Payment of benefits

Upon termination of services, retirement, attainment of age 59-1/2, death or disability, the participant or their beneficiaries are entitled to receive a distribution or rollover to an IRA or other eligible plan in a single lump sum amount equal to the vested amount of their account. A participant may also receive a distribution of his or her vested account balance in the case of financial hardship subject to the discretion of the Plan's administrator.

Forfeitures

If a participant terminates employment, any non-vested portion of the participant’s account is forfeited. Forfeitures are applied to plan expenses and any amounts remaining are then used to reduce the contributions of the Company. Forfeited non-vested accounts ending balance totaled $12,747 and $171,587 at December 31, 2014 and 2013, respectively. During 2014, administrative expenses were reduced by $3,075 and employer contributions were reduced by $659,577 from forfeited non-vested accounts. During 2013, administrative expenses were reduced by $18,286 and employer contributions were reduced by $170,396 from forfeited non-vested accounts.

Administrative expenses

The Company pays the Plan’s administrative expenses, except for the applicable fees associated with their loan distributions, withdrawals and investment transactions, which are paid by the participants.

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to provisions of the IRC and ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to all participants to the extent of the value of each participant’s account after adjustment for liquidation expenses, which were not paid by the Company. In the event of the Plan's termination, participants would become 100 percent vested in their Company contributions.

Note 2 — Summary of Accounting Policies

A summary of the significant accounting polices consistently applied in the preparation of the accompanying financial statements follows:

Basis of accounting

The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are stated at fair value using the methods described in Note 3. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on quoted market prices in an active market.

The Plan offers an investment option the participants may elect to contribute to the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Plan (the "Managed Income Portfolio Fund"), which includes fully benefit-responsive investment contracts. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The Statements of Net Assets Available for Benefits present the fair value of investments and the adjustment from fair value to contract value for the Managed Income Portfolio at December 31, 2014 and 2013. The Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when they have been approved for payment and distributed by the Plan.

Notes receivable from participants

Notes receivable from participants are valued at unpaid principal balance, plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the plan document.

Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by the Plan as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Plan's financial statements or the Notes thereto.

In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient pursuant to ASC 820, Fair Value Measurement. Instead, those investments must be included as a reconciling line item so that the total fair value amount of investments in the disclosure is consistent with the amount on the balance sheet. Further, the ASU specifies that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. ASU 2015-07 is effective for interim and annual periods beginning after December 15, 2015 and early adoption is permitted. Management is currently evaluating this guidance and does not expect this guidance to have a material impact on the Plan’s Statements of Net Assets Available for Benefits, but significant disclosures to the Notes thereto may be required.
Subsequent Events
Management has evaluated the impact of all subsequent events through June 24, 2015, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

Note 3 — Investment at Fair Value
The Plan's assets, which are recorded at fair value, are grouped into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. An asset’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level 1 considered highest and Level 3 considered lowest). A brief description of each level follows:

•	Level 1 — Fair value is based upon quoted prices for identical instruments in active markets.

•
Level 2 — Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 — Fair value is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing that asset or liability. Valuation techniques may include discounted cash flow models and similar techniques.

The following is a description of the valuation methodologies used by the Plan for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan has no Level 3 investments as of December 31, 2014 and 2013.

Flagstar Bancorp, Inc. common stock. Valued at the closing price reported on the active market on which the security is traded and are therefore classified within the Level 1 valuation hierarchy.

Mutual funds. Valued at the net asset value of the shares held by the Plan at year end. The net asset value is based on the fair value of the underlying assets of the assets of the trust, minus its liabilities divided by the number of units outstanding and are therefore classified within the Level 1 valuation hierarchy.

Money market funds. Valued at cost which approximates the net asset value of the shares held by the Plan at year end and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Money market funds are traded in active markets at their net asset value per share and are classified within Level 1 of the valuation hierarchy.

Interest-bearing cash. Valued at cost and classified within Level 1 of the valuation hierarchy.

Common collective trust fund. Valued as the sum of (a) the fair value of the investments in managed income portfolio fund and (b) the fair value of the fund's investments in externally managed collective investment funds as determined by those funds' trustees. The common collective trust fund represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value is determined based on the present value of the contract's expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. The Plan reports the fair value of the common collective trust fund and is classified within Level 2 of the valuation hierarchy.

The following table presents the Plan’s investments carried at fair value as of December 31, 2014 and 2013, by valuation hierarchy (as described above).

			Investments at
December 31, 2014	Level 1	Level 2	Fair Value
Flagstar Bancorp, Inc. common stock	$5,127,005	$—	$5,127,005
Mutual funds:
Large Cap	44,421,047	—	44,421,047
Small Cap	6,158,969	—	6,158,969
Mid Cap	14,650,435	—	14,650,435
Blended	30,084,515	—	30,084,515
Fixed Income	7,520,712	—	7,520,712
International	7,868,241	—	7,868,241
Specialty	1,476,891	—	1,476,891
Money market funds	4,844,267	—	4,844,267
Interest-bearing cash	350,149	—	350,149
Common collective trust fund	—	1,219,573	1,219,573
Total assets at fair value	$122,502,231	$1,219,573	$123,721,804
December 31, 2013
Flagstar Bancorp, Inc. common stock	$6,605,720	$—	$6,605,720
Mutual funds:
Large Cap	42,863,628	—	42,863,628
Small Cap	6,680,309	—	6,680,309
Mid Cap	15,482,769	—	15,482,769
Blended	28,301,378	—	28,301,378
Fixed Income	7,958,612	—	7,958,612
International	8,961,998	—	8,961,998
Specialty	806,945	—	806,945
Money market funds	5,428,472	—	5,428,472
Interest-bearing cash	452,023	—	452,023
Common collective trust fund	—	956,074	956,074
Total assets at fair value	$123,541,854	$956,074	$124,497,928

Note 4 — Investments
The following table presents investments that represent 5 percent or more of the Plan’s net assets.

	Number of
December 31, 2014	Shares	Fair Value
Mutual funds:
Fidelity Growth Company Fund	122,111	$16,105,154
Fidelity Dividend Growth Fund	247,850	8,283,156
Fidelity Diversified International Fund	209,447	7,215,440
Fidelity Mid-Cap Stock	224,501	8,618,578
Spartan 500 Index Advantage Class	106,755	7,777,128
December 31, 2013
Flagstar Bancorp, Inc. common stock	336,683	6,605,720
Mutual funds:
Fidelity Growth Company Fund	128,045	$15,350,029
Fidelity Dividend Growth Fund	244,424	8,650,163
Fidelity Diversified International Fund	224,758	8,295,823
Fidelity Mid-Cap Stock	242,435	9,578,609
Spartan 500 Index Advantage Class	102,579	6,717,885

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows.

	Years Ended December 31,
Net realized and unrealized (depreciation) appreciation, in fair value of investments	2014	2013
Flagstar Bancorp, Inc. common stock	$(1,115,035)	$74,585
Mutual funds	156,596	18,301,136
Common collective trust fund	14,098	(6,273)
Total	$(944,341)	$18,369,448

Fidelity Managed Income Portfolio

The Plan offers an investment option the participants may elect to contribute to the Managed Income Portfolio, a common trust fund of the Fidelity Group Trust for the Plan (the "Managed Income Portfolio Fund"), which includes fully benefit-responsive investment contracts. The Plan’s investment advisory agreement with its third party investment manager specifies the type and percentage of underlying investments that are appropriate for the Managed Income Portfolio Fund. Investments include corporate bonds, security-backed contracts and common/collective trust funds, all of which are fully benefit-responsive. The investments are presented at fair value, along with the amount to adjust the investments from fair value to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents invested principal plus accrued interest thereon. The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by Plan participants at contract value.

The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reset monthly or quarterly.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include:

•	Material amendments to plan documents or the Plan’s administration;

•	Changes to the participating Plan’s competing investment options, including the elimination of equity wash provisions;

•	Complete or partial termination of the Plan, including merger with another plan;

•	The failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	Bankruptcy of the Plan sponsor or other Plan sponsor event that causes a significant withdrawal from the Plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement applicable to the Plan; and

•	The delivery of any communication to Plan participants designed to influence a participant not to invest in the investment option.

At this time, the Plan administrator does not believe that any of the events which could limit the Plan's ability to transact at contract value with participants are probable of occurring.

The following table sets forth the average yields earned by the Plan on its investment in the Managed Income Portfolio Fund.

	Years Ended December 31,
	2014	2013
Average yields
Based on actual earnings	1.14%	1.02%
Based on interest rate credited to participants	1.02%	0.85%

The fair value of the Plan’s investment in the Managed Income Portfolio Fund was $1,219,573 and $956,074 as December 31, 2014 and 2013, respectively. The contract value of the Plan’s investment in the Managed Income Portfolio Fund was $1,201,747 and $941,663 as of December 31, 2014 and 2013, respectively.
Note 5 — Parties-In-Interest
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Company.
Certain plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the plan document and, therefore, those transactions qualify as party-in-interest transactions. Pursuant to the plan document, the Company may pay a portion of the administrative expenses of the Plan, at its discretion. Expenses paid to the trustee by the Company amounted to $3,075 and $18,286 for the years ended December 31, 2014 and 2013, respectively. In addition, the Plan trades in the common stock of the Company.
The Plan held 325,938 and 336,683 shares of Flagstar Bancorp, Inc. common stock as of December 31, 2014 and 2013, respectively. During 2014 and 2013, Flagstar Bancorp, Inc. did not declare or pay any common stock dividends.
Note 6 — Tax Status
The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trusts are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan was amended, subsequent to the application for favorable determination above, however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (tax asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to the year ended December 31, 2010.

The Company is currently reviewing whether certain contribution provisions within the Plan were properly applied, including the provisions relating to the definition of compensation for participant and employer contributions when calculating contribution amounts. The Plan administrator is in the process of determining potentially affected participants and, if necessary, intends to make the Plan whole, as appropriate, for any amounts due, including earnings, in accordance with the applicable IRS guidance. As a result of this review, a Company contribution receivable in the amount of $487,201 was recorded on the Plan's statement of net assets available for benefits at both December 31, 2014 and 2013. The receivable amounts to less than one percent of the total net assets available for benefits at December 31, 2014 and 2013.
Note 7 — Risks and Uncertainties
The Plan provides for various investment options in any combination of equity securities, bonds, fixed income securities and other investments with market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Note 8 — Litigation Settlement

Settlement of 401(k) Litigation

In February 2010, the Company was named as a defendant in a putative class action filed in the U.S. District Court alleging that it violated its fiduciary duty pursuant to the ERISA to employees who participated in the Plan by continuing to offer Company stock as an investment option after investment in the stock allegedly ceased to be prudent. On January 25, 2013, the Company agreed to settle the case. The Plan participants who had Company stock as an investment option during the periods named in the settlement received their share of the settlement. A total of $1,999,972 was received by the Plan and credited to the individual participant accounts during 2014.

Note 9 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Statements of Net Assets Available for Benefits per the financial statements to the Form 5500.

	December 31,
	2014	2013
Net assets available for benefits per financial statements	$127,611,148	$128,344,681
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	17,826	14,411
Refundable contributions	$187,700	$65,461
Net assets available for benefits per Form 5500	$127,816,674	$128,424,553

The following is a reconciliation of the activity reported within the Statements of Changes in Net Assets Available for Benefits per the financial statements to the Form 5500.

	Years Ended December 31,
	2014	2013
Net increase in net assets available for benefits per financial statements	$(733,533)	$27,190,854
Change in adjustment to fair value from contract value for investment relating to fully benefit responsive investment contracts	3,415	(15,313)
Refundable contributions	$122,239	$65,461
Net income per Form 5500	$(607,879)	$27,241,002

Supplemental Schedule

Flagstar Bank 401(k) Plan
EIN #38-3150651 Plan #47689
Form 5500, Schedule H, Part IV, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value

Common Stock
*	Flagstar Bancorp, Inc	325,938 shares of Common Stock	*	*	$5,127,005

Mutual Funds
Large Cap
*	Fidelity	Fidelity Contrafund	*	*	3,702,240
*	Fidelity	Fidelity Dividend Growth Fund	*	*	8,283,156
*	Fidelity	Fidelity Equity-Income Fund	*	*	2,754,825
*	Fidelity	Fidelity Growth Company Fund	*	*	16,105,154
*	Fidelity	Fidelity Independence Fund	*	*	2,451,627
	Invesco	Invesco Growth & Income Fund Class A	*	*	588,053
	Oakmark	Oakmark Select Fund Class I	*	*	2,758,864
	Spartan	Spartan 500 Index Fund - Fidelity Advantage Class	*	*	7,777,128
		Total Large Cap			44,421,047
Small Cap
*	Fidelity	Fidelity Small Capital Discovery Fund	*	*	5,439,346
	Royce	Royce Opportunity Fund Service Class	*	*	195,816
	RS	RS Small Capital Growth Fund Class A	*	*	523,807
		Total Small Cap			6,158,969
Mid Cap
	Artisan	Artisan Mid Cap Value Fund Investor Class	*	*	1,175,007
*	Fidelity	Fidelity Low-Priced Stock Fund	*	*	4,586,888
*	Fidelity	Fidelity Mid-Capital Stock Fund	*	*	8,618,578
	Morgan Stanley	Morgan Stanley Institutional Fund Trust Mid Capital Growth Portfolio Class A	*	*	269,962
		Total Mid Cap			14,650,435
Blended
*	Fidelity	Fidelity Freedom K 2005 Fund	*	*	34,028
*	Fidelity	Fidelity Freedom K 2010 Fund	*	*	862,097
*	Fidelity	Fidelity Freedom K 2015 Fund	*	*	1,112,280
*	Fidelity	Fidelity Freedom K 2020 Fund	*	*	5,172,791
*	Fidelity	Fidelity Freedom K 2025 Fund	*	*	3,579,954
*	Fidelity	Fidelity Freedom K 2030 Fund	*	*	5,236,119
*	Fidelity	Fidelity Freedom K 2035 Fund	*	*	4,403,887
*	Fidelity	Fidelity Freedom K 2040 Fund	*	*	4,265,791
*	Fidelity	Fidelity Freedom K 2045 Fund	*	*	1,866,657
*	Fidelity	Fidelity Freedom K 2050 Fund	*	*	1,337,771
*	Fidelity	Fidelity Freedom K 2055 Fund	*	*	280,446
*	Fidelity	Fidelity Freedom K Income Fund	*	*	928,619
	Oakmark	Oakmark Equity & Income Fund Class I	*	*	1,004,075
		Total Blended			30,084,515

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(d) Cost		(e) Current value

Fixed Income
*	Fidelity	Fidelity Capital & Income Fund	*	*	1,238,368
	PIMCO	Pimco Real Return Fund Administrative Class	*	*	416,049
	PIMCO	Pimco Total Return Fund Administrative Class	*	*	1,111,871
	Spartan	Spartan U.S. Bond Index Fund - Fidelity Advantage Class	*	*	3,880,290
	Templeton	Templeton Global Bond Fund Class A	*	*	874,134
		Total Fixed Income			7,520,712
International
	American Beacon	American Beacon International Equity Fund Investor Class	*	*	438,402
*	Fidelity	Fidelity Diversified International Fund	*	*	7,215,440
	Templeton	Templeton Foreign Smaller Companies Fund Class A	*	*	214,399
		Total International			7,868,241
Specialty
*	Fidelity	Fidelity Real Estate Investment Portfolio	*	*	1,476,891

		Total Mutual Funds			112,180,810
Money Market Funds
*	Fidelity	Fidelity Retirement Government Money Market	*	*	4,844,267

Interest-bearing Cash
*	Flagstar Bancorp, Inc	Interest-bearing Cash	*	*	350,149

Common Collective Trust Fund
*	Fidelity	Fidelity Managed Income Portfolio	*	*	1,219,573

		Total Investments — at fair value			123,721,804
Notes Receivable from Participants
*	Participants Loans	Interest rates ranging from 4.25% to 9.25% with maturity dates between 2015 and 2024	—		3,580,118

					$127,301,922

*    Party-in-interest to the Plan
**    Participant Directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLAGSTAR BANK 401(K) PLAN

Dated: June 24, 2015	By:	/s/ Cindy Myers
Cindy Myers
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm